[Letterhead of Sutherland Asbill & Brennan LLP]

February 6, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: GSV Capital Corp.

Registration Statement on Form N-2, filed on January 6, 2012

File No. 333-178932

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated as of February 3, 2012 with respect to the Company’s registration statement on Form N-2 (File No. 333-178932), filed with the Commission on January 6, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in the draft version of Amendment No. 1 to the Registration Statement, attached as an exhibit hereto.

Prospectus Cover Page

1.	The information contained in the last sentence of the sixth paragraph should be presented as a separate bold face paragraph on the prospectus cover page.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.

February 6, 2012

Summary

2.	In the first sentence, insert, after the word "summary," the phrase “including, beginning on page 8, the risk factors summary."

The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

Summary – Current Portfolio

3.	Highlight the risks to the Company, if still true, of apparently having approximately 50% of its equity investments focused on only four companies.

The Company has revised the disclosure set forth in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

4.	It appears, from the Company's September 30, 2011 Schedule of Investments, that the dollar amounts listed under the "Amount Invested" column of the "Current Portfolio" table do not reflect the amounts that the Company has actually invested in each of the identified portfolio companies. In order to provide a more accurate and balanced presentation, revise the "Current Portfolio" tabular presentation so that it discloses the cost and the fair value of the Company's investment in each portfolio company listed.

The Company has revised above-referenced disclosure in both the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Summary - Disciplined and repeatable investment process

5.	Use of the word "successfully" in the context of this section should be deleted because it is potentially confusing.

The Company has revised above-referenced disclosure in both the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

Summary - Risk Factors

6.	Expand the fifth bullet risk factor to highlight the risk of changing consumer preferences.

The Company has revised the disclosure set forth in the “Summary – Risk Factors” and “Risk Factors” sections of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.

February 6, 2012

7.	Expand the sixth bullet risk factor to state that the Company may not be able to replicate its past investment opportunities.

The Company has revised the disclosure set forth in the “Summary – Risk Factors” and “Risk Factors” sections of the Prospectus in response to the Staff’s comment.

8.	Add a bullet risk factor highlighting the risk that, because the companies in which the Company invests may have substantial debt loads, the Company would likely not receive any return of its investment in the event that any such portfolio company liquidates or declares bankruptcy. Please add similar disclosure to the end of the "We may not realize gains from our equity investments" risk factor appearing on page 17.

The Company has revised the disclosure set forth in the “Summary – Risk Factors” and “Risk Factors” sections of the Prospectus in response to the Staff’s comment.

9.	In the eighth bullet risk factor, it appears that the word "ability" should be changed to "inability."

The Company has revised above-referenced bullet point in response to the Staff’s comment.

Summary - Fees and Expenses

10.	Delete the parenthetical "(estimated)" from the "Other expenses” line item presentation.

The Company has revised above-referenced disclosure in response to the Staff’s comment.

11.	Revise footnote (5) to state unequivocally whether during the next 12 months the Company will leverage using either debt or preferred shares. If the Company does not intend to so leverage, then delete the balance of the disclosure contained in footnote (5). If the Company intends to leverage, then add appropriate fee table line items to reflect the cost of issuing and servicing debt and/or preferred stock.

The Company has revised the above-referenced footnote in response to the Staff’s comment.

Price Range of Common Stock and Distributions

12.	Please complete the table to provide all of the values for the "Fiscal 2011 Fourth Quarter" period.

Dominic Minore, Esq.

February 6, 2012

The Company has revised the above-referenced table in response to the Staff’s comment.

13.	It appears that the "8.8%" amount listed under the "Low Sales Price as a Premium (Discount) to NAV" column should instead be "(8.8%)."

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Determination of Net Asset Value

14.	Expand the first sentence to disclose the period of time within which the Company's net asset value is determined for any particular quarter.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Underwriting

15.	Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

The Company advises the Staff on a supplemental basis that the underwriting terms of the offering have been submitted for review by FINRA, but have not yet been approved.

Brokerage Allocation and Other Practices

16.	Clarify whether the Company's investment adviser will rely on Section 28(e) of the Securities Exchange Act of 1934 when it "seeks to obtain the best net results" for the Company.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Index to Financial Statements

17.	Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

The Company acknowledges the Staff’s comment.

Closing

Dominic Minore, Esq.

February 6, 2012

18.	If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Company advises the Staff on a supplemental basis that it only intends to omit pricing and related information pertaining to the offering, including the final underwriting discounts and commissions, the number of shares sold and the net proceeds therefrom, from the Prospectus as of the effective date of the Registration Statement in accordance with Rule 430A under the Securities Act. The Company intends to include estimates of the foregoing in the Prospectus prior to effectiveness of the Registration Statement.

19.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

20.	Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

The Company acknowledges the Staff’s comment and has made conforming changes where appropriate throughout the Prospectus.

21.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment and has included revisions in response to the Staff’s comment in the Prospectus included in the draft Amendment No. 1 to the Registration Statement, attached as an exhibit hereto.

22.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not expect to seek any no-action or exemptive relief in connection with the Registration Statement, or the offering contemplated therein.

Dominic Minore, Esq.

February 6, 2012

23.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Company acknowledges the Staff’s comment.

24.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

25.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

26.	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

The Company acknowledges the Staff’s comment.

Dominic Minore, Esq.

February 6, 2012

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Michael T. Moe / GSV Capital Corp.

John Mahon / Sutherland Asbill & Brennan LLP